UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 2)

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended ______________	Commission File Number ______________

Bitzero Holdings Inc.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	6199	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

1100 One Bentall Centre

505 Burrard Street, Suite 1100
Vancouver, British Columbia
44 (777) 303-0394
(Address and telephone number of Registrant’s principal executive offices)

COGENCY GLOBAL INC.

122 East 42nd Street, 18th Floor

New York, NY 10168

1-800-221-0102
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes   ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes  ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Bitzero Holdings Inc. (the “Company”, the “Registrant”) is a Canadian public issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company initially filed its Registration Statement on Form 40-F on May 15, 2026 (SEC file number 001-43300). The Company subsequently filed Amendment No. 1 to the Registration Statement on Form 40-F on June 4, 2026. The Company is filing this Amendment No. 2 to the Registration Statement solely to correct the jurisdiction of incorporation of the Company appearing on the cover page of the Registration Statement. The Registration Statement previously identified the Company’s jurisdiction of incorporation as “Ontario, Canada.” The correct jurisdiction of incorporation is “British Columbia, Canada.” No other amendment to the Company’s Registration Statement on Form 40-F is being effected hereby.

FORWARD LOOKING STATEMENTS

This Registration Statement and the Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements that reflect our management’s expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical facts, contained in documents incorporated by reference in this Registration Statement that address activities, events or developments that management of the Company expect or anticipate will or may occur in the future are forward-looking statements. Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “proposed” “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “likely”, “might”, “will” or “will be taken”, “occur” or “be achieved”, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Registrant to be materially different from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties; delay or failure to receive board, shareholder or regulatory approvals; and the results of continued development, marketing and sales as well as those factors discussed under the heading “Risk Factors” in the Registrant’s Annual Information Form, included as Exhibit 99.80 to this Registration Statement.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Although the management and of officers of the Registrant believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. Consequently, all of the forward-looking statements made in documents incorporated by reference in this Registration Statement are qualified by these cautionary statements and other cautionary statements or factors contained herein and therein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Accordingly, for the reasons set forth above, the forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant currently prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.104, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits 99.103 and 99.104, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included in the Annual Information Form included as Exhibit 99.80.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars.

CONTRACTUAL OBLIGATIONS

The following table lists, as of September 30, 2025, information with respect to the Registrant’s known contractual obligations (in thousands):

	Payments due by period
				Less than						More than
Contractual Obligations		Total		1 year		1-3 years		3-5 years		5 years
Long-Term Debt Obligations		$17,510		$2,100		$15,410		$—		$—
Capital (Finance) Lease Obligations		$—		$—		$—		$—		$—
Operating Lease Obligations	$		$		$			$—		$—
Purchase Obligations		$—		$—		$—		$—		$—
Other Long-Term Liabilities Reflected on Balance Sheet		$3,841		$1,800		$2,041		$—		$—
Total		$21,351		$3,900		$17,451	$		$

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant will disclose on its website, https://bitzero.com/, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BITZERO HOLDINGS INC.

By:	/s/ Mohammed Bakhashwain
Name: Mohammed Bakhashwain
Title: Chief Executive Officer

Date: August 12, 2026

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1*	News Release dated October 4, 2024

99.2*	Material Change Report dated October 8, 2024

99.3*	News Release dated November 19, 2024

99.4 *	Arrangement Agreement dated November 18, 2024

99.5*	Interim Order dated November 22, 2024

99.6*	Management Information Circular dated November 25, 2025

99.7*	Final order for Proposed Arrangement dated December 12, 2024

99.8*	News Release dated December 13, 2024

99.9*	Notice of Change in Corporate Structure dated December 18, 2024

99.10*	News Release dated December 18, 2024

99.11*	Material Change Report dated December 18, 2024

99.12*	Audited Consolidated Financial Statements for the years ended October 31, 2024 and October 31, 2023

99.13*	Management Discussion and Analysis for the year ended October 31, 2024 and 2023

99.14*	Certification of annual filings CEO dated February 27, 2025

99.15*	Certification of annual filings CFO dated February 27, 2025

99.16*	News Release dated April 2, 2025

99.17*	Unaudited Condensed Interim Consolidated Financial Statements for the periods ended January 31, 2025 and January 31, 2024

99.18*	Management Discussion and Analysis for the periods ended January 31, 2025, and 2024

99.19*	Certification of Interim filings CFO dated April 4, 2025

99.20*	Certification of Interim filings CEO dated April 4, 2025

99.21*	Unaudited Condensed Interim Consolidated Financial Statements for the periods ended April 30, 2025 and April 30, 2024

99.22*	Management Discussion and Analysis for the periods ended April 30, 2025 and 2024

99.23*	Certification of Interim filings CFO dated May 20, 2025

99.24*	Certification of Interim filings CEO dated May 20, 2025

99.25*	Notice of the meeting and record date dated June 23, 2025

99.26*	News Release dated June 27, 2025

99.27*	Notice of the Meeting and Record date (amended) dated July 16, 2025

99.28*	News Release dated July 24, 2025

99.29*	Material Change Report dated July 29, 2025

99.30*	Management Information Circular dated August 5, 2025

99.31*	Form of Proxy for Special Meeting to be held on August 25, 2025

99.32*	Notice of Meeting to be held on August 25, 2025 dated August 5, 2025

99.33*	News Release dated August 27, 2025

99.34*	Unaudited Condensed Interim Consolidated Financial Statements for the periods ended July 31, 2025 and July 31, 2024

99.35*	Management Discussion and Analysis for the periods ended July 31, 2025 and 2024

99.36*	Certification of Interim filings CFO dated September 12, 2025

99.37*	Certification of Interim filings CEO dated September 12, 2025

99.38*	Unaudited Condensed Interim Consolidated Financial Statements for the periods ended July 31, 2025 and July 31, 2024 (amended)

99.39*	Certification of Refiled Interim filings CFO dated October 23, 2025

99.40*	Certification of Refiled Interim filings CEO dated October 23, 2025

99.41*	Management Discussion and Analysis for the periods ended July 31, 2025 and 2024

99.42*	News Release dated November 17, 2025

99.43*	News Release dated November 19, 2025

99.44*	Filing Statement dated November 19, 2025

99.45*	Pre-Emptive Rights Agreement dated May 16, 2022

99.46*	Luxor Technology Corporation Services Agreement dated May 26, 2022

99.47*	Lease Agreement between Exanorth AS and Sowrer AS dated April 13, 2024

99.48*	Sales and Purchase Agreement between Far Holdings Bermuda Ltd. and Bitzero Blockchain Inc. dated October 30, 2025

99.49*	Contract for Supply of Electrical Power and Balance Services dated November 11, 2021

99.50*	Loan and Guaranty Agreement dated June 27, 2025

99.51*	Investor Rights Agreement dated May 16, 2022

99.52*	Joinder, Delayed Draw Advance and Second Amendment to Loan and Guaranty Agreement dated October 20, 2025

99.53*	Settlement Agreement between Exakraft AS and Exanorth AS dated June 17, 2024

99.54*	Memorandum of Limited Option Agreement dated December 29, 2022

99.55*	Luxor Firmware Developer Fee Addendum Agreement (redacted) dated February 29, 2024

99.56*	Convertible Subordinated Promissory Note dated October 30, 2025

99.57*	Lease Agreement between Exanorth AS and Sowrer AS dated April 13, 2024

99.58*	Asset Purchase Agreement between Phoenix World Electronics Trading LLC and Bitzero Blockchain Inc. dated February 2, 2022

99.59*	Escrow Agreement dated November 19, 2025

99.60*	Lease Agreement with Option to Buy dated September 16, 2022

99.61*	Proposed Transaction between WBM Capital Corp. and BitZero Blockchain Inc. dated August 21, 2025

99.62*	Right of First Refusal Agreement dated December 29, 2022

99.63*	Certificate of Amalgamation dated November 19, 2025

99.64*	News Release dated November 23, 2025

99.65*	News Release dated November 25, 2025

99.66*	Notice of Change in Corporate Structure dated December 1, 2025

99.67*	Material Change Report dated December 1, 2025

99.68*	Articles dated October 20, 2025

99.69*	News Release dated December 2, 2025

99.70*	News Release dated December 9, 2025

99.71*	News Release dated December 12, 2025

99.72*	Material Change Report dated December 22, 2025

99.73*	News Release dated January 13, 2026

99.74*	News Release dated January 19, 2026

99.75*	News Release dated January 27, 2026

99.76*	Audited Consolidated Financial Statements for the years ended September 30, 2025 and September 30, 2024

99.77*	Management’s Discussion and Analysis for the year ended September 30, 2025

99.78*	Certification of Annual Filings CEO dated January 28, 2026

99.79*	Certification of Annual Filings CFO dated January 28, 2026

99.80*	Annual Information Form dated February 2, 2026

99.81*	Certification of Annual Filings in connection with the filed AIF CFO dated February 2, 2026

99.82*	Certification of Annual Filings in connection with the filed AIF CEO dated February 2, 2026

99.83*	News Release dated February 10, 2026

99.84*	Material Change report dated February 19, 2026

99.85*	Unaudited Condensed Interim Consolidated Financial Statements for the periods ended December 31, 2025 and December 31, 2024

99.86*	Management’s Discussion and Analysis for the period ended December 31, 2025

99.87*	Certification of Interim Filings CEO dated February 27, 2026

99.88*	Certification of Interim Filings CFO dated February 27, 2026

99.89*	Audited Consolidated Financial Statements for the years ended October 31, 2025 and October 31, 2024

99.90*	Management’s Discussion and Analysis for the period ended October 31, 2025

99.91*	Certification of Annual Filings CFO dated March 6, 2026

99.92*	Certification of Annual Filings CEO dated March 6, 2026

99.93*	Purchase and Sale Agreement dated July 18, 2022

99.94*	Data Services Agreement dated December 15, 2021

99.95*	News Release dated April 24, 2026

99.96*	News Release dated May 5, 2026

99.97*	News Release dated May 7, 2026

99.98*	Compensation Recovery Policy dated May 12, 2026

99.99*	Unaudited Interim Condensed Consolidated Financial Statements for the three and six month periods ended March 31, 2026 and March 31, 2025

99.100*	Management’s Discussion and Analysis for the three and six month periods ended March 31, 2026 and March 31, 2025

99.101*	Certification of Interim Filings CEO dated May 27, 2026

99.102*	Certification of Interim Filings CFO dated May 27, 2026

99.103*	Consent of MNP LLP

99.104*	Consent of SRCO Professional Corporation

 *Previously filed.